UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

Commission File No.  333 - 141113

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

BRITANNIA BULK PLC

(Exact name of registrant as specified in its charter)

Dexter House

2nd Floor

2 Royal Mint Court

London EC3N 4QN

United Kingdom

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Secured Notes due 2011

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A.  Britannia Bulk Plc, a public limited company organized in the United Kingdom (the “Company”), first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 9, 2007, in connection with the effectiveness of a Registration Statement on Form F-4 (Commission File No. 333-141113) relating to an exchange offer with respect to the Company’s outstanding 11% Senior Secured Notes (“Original Notes”) for substantially identical 11% Senior Secured Notes registered under the Securities Act of 1933 (the “Senior Secured Notes”).  On June 23, 2008, the Company delivered notices of redemption and deposited funds equaling all outstanding principal, accrued interest and applicable redemption premiums with Wilmington Trust Company, thereby satisfying and discharging the Company’s obligations under the indenture governing the Senior Secured Notes.  On July 24, 2008, all outstanding Senior Secured Notes were redeemed with the funds held by Wilmington Trust Company.

B. The Company has filed or submitted all reports required under Section 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, which was originally filed with the SEC on March 26, 2008.

Item 2. Recent United States Market Activity

On March 14, 2007, the Company completed a registered exchange offer pursuant to which it issued $185,000,000 in aggregate principal amount of Senior Secured Notes in exchange for the Original Notes.  The exchange offer was registered pursuant to a Registration Statement on Form F-4 (SEC No. 333-141113), which was declared effective by the SEC on March 9, 2007.  Since this time, the Company has not conducted any other registered offerings of securities under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. The Senior Secured Notes are listed and traded on the Euro MTF market of the Luxembourg Stock Exchange, which is located in Grand Duchy of Luxembourg.  The Senior Secured Notes are not listed on any other exchange or inter-dealer quotation system. The Original Notes were also listed on the Euro MTF market of the Luxembourg Stock Exchange.

B. The Original Notes were originally listed on the Euro MTF market of the Luxembourg Stock Exchange on November 16, 2006.  The Company has maintained a listing of the Senior Secured Notes on the Luxembourg Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C. For the twelve month period ended March 31, 2008, 0% of the aggregate volume of trading of Senior Secured Notes occurred on the Euro MTF market of the Luxembourg Stock Exchange.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The Senior Secured Notes have been issued in the form of global securities which have been deposited with Wilmington Trust Company, as book-entry depository, on behalf of The Depositary Trust Company

(“DTC”), as depositary, and registered in the name of Cede & Co., and The Bank of New York, as book-entry depository, on behalf of Euroclear S.A./N.V. (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”), as depositaries, and registered in the name of the nominees of the common depositary for Euroclear and Clearstream.  All beneficial interests in the Senior Secured Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Clearstream and Euroclear.  According to Global Bondholder Services Corporation, as of July 21, 2008, the Senior Secured Notes were held by 22 direct participants of DTC, Euroclear and Clearstream.

All of the Original Notes and Senior Secured Notes have been redeemed in full by the Company. As a result, there are no holders of record of the Original Notes and Senior Secured Notes as of July 25, 2008.

Item 7. Notice Requirement

On July 24, 2008, the Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing, among other things, its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act. A copy of such notice is furnished hereto as Exhibit 99.1.

The Company used the international news wire service Business Wire to disseminate such notice in the United States.  Such notice was also furnished to the Commission under cover of Form 6-K on July 24, 2008.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

99.1  Press Release Dated July 24, 2008

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Release Dated July 24, 2008

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Britannia Bulk Plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Britannia Bulk Plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

BRITANNIA BULK PLC

By:	/s/ Fariyal Khanbabi
Name:	Fariyal Khanbabi
Title:	Chief Financial Officer

Date: July 25, 2008